Exhibit 99.1

NEWS

Starfield Resources Provides Additional Core Assay Results From Moonlight Drill Program

Intervals Grading up to 87.5 g/t Ag At Engels Property

Toronto, Ontario - December 1, 2009 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) (“Starfield”, “the Company”) today announced additional assay results from the Company’s drill program at its Moonlight copper project in Plumas County, California.

The project, situated 167 km northwest of Reno, Nevada, contains three advanced stage copper targets - the Engels Mine, the Superior Mine, and the Moonlight Valley Deposit.  Three angle holes were completed at Engels during the 2009 short drilling program, and initial copper assays for the first two holes were released on November 25.  Most notably, assays for hole ME09-02 averaged 3.26% Cu over a 74.3 foot interval and 11.25% Cu over a 9.7 foot interval.

Table 1 (below) provides silver assay results from the same two holes. The intervals listed are drill core lengths and do not necessarily depict true width.

         Table 1 - Moonlight Engels 2009 Silver Assay Results
Hole No.	From (f)	To (f)	Interval (f)	Ag (g/t)
ME09-01	98.0	140.0	41.0	40.9
	158.5	176.0	17.5	54.5
ME09-02	42.0	74.3	32.3	61.8
	79.3	89.0	9.7	87.5

Hole ME09-02 also encountered several minor intercepts of gold ranging from 1.5 g/t to 3.6 g/t.  Assays from hole ME09-03 are still pending.

“These results provide an interesting additional metal credit to supplement the previously announced copper grades,” said André Douchane, President and CEO. “As previously disclosed, we’ll spend the winter taking a hard look at the geology of both the Engels and Superior mines, so that we can make the best use of our exploration funds next spring when we follow up on these intercepts.”

Starfield’s diamond drilling, logging and sampling was overseen by Ray Irwin, BSc, P.Geo, a Qualified Person in accordance with NI 43-101, who has reviewed this news release.  The samples were prepared at the facilities of ALS Chemex in Reno, Nevada, and shipped to ALS Chemex in North Vancouver, Canada for analysis.

130 Adelaide Street West, Suite 2210, Toronto, Ontario, Canada  M5H 3P5

About Starfield
Starfield Resources Inc. is an advanced exploration and development stage company.  The Company’s primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.  Additional assets include the Stillwater nickel-copper-cobalt-PGE-chromite project in Montana with historic copper, nickel, chromite resources (non 43-101 and not to be relied on); the Moonlight copper project in California with significant NI 43-101 copper resources; and a portfolio of eight gold properties in Nevada.

Starfield has also funded the development of a novel, environmentally friendly and energy efficient hydrometallurgical flow sheet to recover metals from massive sulphides.

Forward-Looking Statements
This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:

André J. Douchane President and CEO 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer 416-860-0400 ext. 223 gvanstaveren@starfieldres.com	Connie Anderson Investor Relations 416-860-0400 ext. 228 canderson@starfieldres.com

Starfield Resources Inc. investors may also participate in the Company’s online community at http://www.agoracom.com/ir/Starfield.

www.starfieldres.com

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